Filed Pursuant to Rule 424(b)(3)
Registration No. 333-257676

PROSPECTUS SUPPLEMENT NO. 3
To Prospectus dated July 21, 2021

QUANTUM-SI INCORPORATED
Up to 101,465,310 Shares of Class A Common Stock
Up to 19,937,500 Shares of Class B Common Stock
Up to 135,000 Warrants

This prospectus supplement no. 3 supplements the prospectus dated July 21, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 3,968,319 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 135,000 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 3,833,319 shares of Class A common stock that are issuable upon the exercise of 3,833,319 warrants issued in connection with the initial public offering of HighCape (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

On June 10, 2021, HighCape consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation, and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving the Business Combination as a wholly-owned subsidiary of HighCape (the “Merger”). In connection with the Business Combination, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

The Prospectus and prospectus supplement also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 135,000 Private Placement Warrants, (ii) 135,000 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 2,178,750 shares of Class A common stock held by HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 42,500,000 shares of Class A common stock issued in a private placement in connection with the closing of the Business Combination, (v) 696,250 shares of Class A common stock issued in a private placement to certain affiliates of Foresite Capital Management, LLC in connection with the closing of the Business Combination, (vi) 52,121,991 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Quantum-Si pursuant to the Business Combination Agreement, including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vii) 19,937,500 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 12, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on Nasdaq under the symbols “QSI” and “QSIAW,” respectively. On November 10, 2021, the closing price of our Class A common stock was $7.68 and the closing price of our Public Warrants was $1.79.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to
Commission File Number: 001-39486

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	85-1388175
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

530 Old Whitfield Street
Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

(203) 458-7100
(Registrant’s telephone number, including area code)

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered

Class A common stock, $0.0001 per share	QSI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	QSIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 9, 2021, the registrant had 117,478,783 shares of Class A common stock outstanding and 19,937,500 shares of Class B common stock outstanding.

QUANTUM-SI INCORPORATED
FORM 10-Q
For the quarterly period ended September 30, 2021

		Page

	Cautionary Note Regarding Forward-Looking Statements	3

Part I	Financial Information	4

Item 1.	Financial Statements	4

	Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020 (Unaudited)	4

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2021 and 2020 (Unaudited)	5

	Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2021 and 2020 (Unaudited)	6

	Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020 (Unaudited)	8

	Notes to Condensed Consolidated Financial Statements (Unaudited)	9

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	28

Item 4.	Controls and Procedures	28

Part II	Other Information	30

Item 1.	Legal Proceedings	30

Item 1A.	Risk Factors	30

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	30

Item 3.	Defaults Upon Senior Securities	30

Item 4.	Mine Safety Disclosures	30

Item 5.	Other Information	30

Item 6.	Exhibits	31

Signatures		32

In this Quarterly Report on Form 10-Q, the terms “we,” “us,” “our,” the “Company” and “Quantum-Si” mean Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) and our subsidiaries. On June 10, 2021 (the “Closing Date”), HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape” and after the Business Combination described herein, the “Company”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”, and such completion, the “Closing”), Merger Sub merged with and into Legacy Quantum-Si, with Legacy Quantum-Si surviving the Business Combination as a wholly-owned subsidiary of HighCape (the “Merger”). In connection with the Transactions, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events, our future operations or financial performance, or our plans, strategies and prospects. These statements are based on the beliefs and assumptions of our management team. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or performance, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these identifying words. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company’s management. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements about:

●
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably and retain our key employees;

●	the ability to maintain the listing of our Class A common stock on The Nasdaq Stock Market LLC (“Nasdaq”);
●	changes in applicable laws or regulations;
●	our ability to raise financing in the future;
●	the success, cost and timing of our product development activities;
●	the commercialization and adoption of our existing products and the success of any product we may offer in the future;
●	the potential attributes and benefits of our products once commercialized;
●	our ability to obtain and maintain regulatory approval for our products, and any related restrictions and limitations of any approved product;
●	our ability to identify, in-license or acquire additional technology;
●	our ability to maintain our existing license agreements and manufacturing arrangements;
●
our ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than us;

●	the size and growth potential of the markets for our products, and the ability of each product to serve those markets once commercialized, either alone or in partnership with others;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
●	our financial performance; and
●	the impact of the COVID-19 pandemic on our business.

These forward-looking statements are based on information available as of the date of this report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results, performance or achievements to differ materially from those indicated or implied by forward-looking statements such as those described under the caption “Risk Factors” in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 and this Quarterly Report on Form 10-Q and in other filings that we make with the Securities and Exchange Commission. The risks described under the heading “Risk Factors” are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
 (in thousands, except share and per share amounts)
(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$62,103	$36,910
Marketable securities	438,102	-
Prepaid expenses and other current assets	4,997	948
Total current assets	505,202	37,858
Property and equipment, net	4,207	1,996
Other assets	117	-
Other assets - related party	-	738
Total assets	$509,526	$40,592
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$3,172	$1,329
Accrued expenses and other current liabilities	4,024	1,425
Total current liabilities	7,196	2,754
Long-term liabilities:
Warrant liabilities	8,176	-
Notes payable	-	1,749
Other long-term liabilities	239	-
Total liabilities	15,611	4,503
Commitments and contingencies (Note 14)
Convertible preferred stock
Convertible preferred stock (Series A, B, C, D, and E) $0.0001 par value with an aggregate liquidation preference of $0 and $216 as of September 30, 2021 and December 31, 2020, respectively; 0 and 92,078,549 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 0 and 90,789,268 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	-	195,814
Stockholders’ equity (deficit)
Class A Common stock, $0.0001 par value; 600,000,000 and 90,000,000 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 116,717,990 and 5,378,287 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	12	1
Class B Common stock, $0.0001 par value; 27,000,000 and 0 shares authorized as of September 30, 2021 and December 31, 2020, respectively; 19,937,500 and 0 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	2	-
Additional paid-in capital	731,711	12,517
Accumulated deficit	(237,810)	(172,243)
Total stockholders’ equity (deficit)	493,915	(159,725)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$509,526	$40,592

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
 (in thousands, except share and per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Operating expenses:
Research and development	$11,104	$6,655	$32,190	$21,174
General and administrative	12,989	1,631	34,211	5,157
Sales and marketing	1,082	266	2,717	825
Total operating expenses	25,175	8,552	69,118	27,156
Loss from operations	(25,175)	(8,552)	(69,118)	(27,156)
Interest expense	-	(4)	(5)	(5)
Dividend income	739	2	741	95
Change in fair value of warrant liabilities	6,975	-	3,442	-
Other (expense), net	(630)	(3)	(627)	(2)
Loss before provision for income taxes	(18,091)	(8,557)	(65,567)	(27,068)
Provision for income taxes	-	-	-	-
Net loss and comprehensive loss	$(18,091)	$(8,557)	$(65,567)	$(27,068)
Net loss per common share attributable to common stockholders, basic and diluted	$(0.13)	$(1.60)	$(1.09)	$(5.06)
Weighted-average shares used to compute net loss per share attibutable to common stockholders, basic and diluted	136,456,848	5,360,497	60,104,891	5,350,771

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
 (in thousands, except share amounts)
(Unaudited)

	Convertible preferred stock		Class A common stock		Class B common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance - December 31, 2019	84,201,570	$160,555	5,263,403	$1	-	$-	$10,530	$(135,630)	$(125,099)
Net loss	-	-	-	-	-	-	-	(10,314)	(10,314)
Issuance of Series E convertible preferred stock, net of issuance costs	1,923,519	10,288	-	-	-	-	-	-	-
Common stock issued upon exercise of stock options	-	-	87,796	-	-	-	18	-	18
Stock-based compensation expense	-	-	-	-	-	-	642	-	642
Balance - March 31, 2020	86,125,089	$170,843	5,351,199	$1	-	$-	$11,190	$(145,944)	$(134,753)
Net loss	-	-	-	-	-	-	-	(8,197)	(8,197)
Issuance of Series E convertible preferred stock, net of issuance costs	-	(12)	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	466	-	466
Balance - June 30, 2020	86,125,089	$170,831	5,351,199	$1	-	$-	$11,656	$(154,141)	$(142,484)
Net loss	-	-	-	-	-	-	-	(8,557)	(8,557)
Common stock issued upon exercise of stock options	-	-	15,628	-	-	-	24	-	24
Stock-based compensation expense	-	-	-	-	-	-	493	-	493
Balance - September 30, 2020	86,125,089	$170,831	5,366,827	$1	-	$-	$12,173	$(162,698)	$(150,524)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)
 (in thousands, except share amounts)
(Unaudited)

	Convertible preferred stock		Class A common stock		Class B common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance - December 31, 2020	90,789,268	$195,814	5,378,287	$1	-	$-	$12,517	$(172,243)	$(159,725)
Net loss	-	-	-	-	-	-	-	(11,779)	(11,779)
Issuance of Series E convertible preferred stock, net of issuance costs	-	(4)	-	-	-	-	-	-	-
Common stock issued upon exercise of stock options	-	-	581,237	-	-	-	999	-	999
Stock-based compensation expense	-	-	-	-	-	-	457	-	457
Balance - March 31, 2021	90,789,268	$195,810	5,959,524	$1	-	$-	$13,973	$(184,022)	$(170,048)
Net loss	-	-	-	-	-	-	-	(35,697)	(35,697)
Common stock issued upon exercise of stock options	-	-	1,327,823	-	-	-	2,712	-	2,712
Conversion of the convertible preferred stock into Class A and Class B common stock	(90,789,268)	(195,810)	52,466,941	5	19,937,500	2	195,803	-	195,810
Net equity infusion from the Business Combination	-	-	56,708,872	6	-	-	501,166	-	501,172
Stock-based compensation expense	-	-	-	-	-	-	9,987	-	9,987
Balance - June 30, 2021	-	$-	116,463,160	$12	19,937,500	$2	$723,641	$(219,719)	$503,936
Net loss	-	-	-	-	-	-	-	(18,091)	(18,091)
Common stock issued upon exercise of stock options	-	-	254,830	-	-	-	676	-	676
Net equity infusion from the Business Combination	-	-	-	-	-	-	(2)	-	(2)
Stock-based compensation expense	-	-	-	-	-	-	7,396	-	7,396
Balance - September 30, 2021	-	$-	116,717,990	$12	19,937,500	$2	$731,711	$(237,810)	$493,915

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM-SI INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in thousands)
(Unaudited)

	Nine months ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(65,567)	$(27,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	712	676
Unrealized losses of marketable securities	634	-
Loss on disposal of fixed assets	-	2
Change in fair value of warrant liabilities	(3,442)	-
Stock-based compensation expense	17,840	1,601
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4,049)	(155)
Other assets	(117)	-
Other assets - related party	738	228
Accounts payable	1,268	411
Accrued expenses and other current liabilities	2,627	1
Other long-term liabilities	239	-
Net cash used in operating activities	$(49,117)	$(24,304)
Cash flows from investing activities:
Purchases of property and equipment	(2,354)	(432)
Purchases of marketable securities	(438,736)	-
Net cash used in investing activities	$(441,090)	$(432)
Cash flows from financing activities:
Proceeds from exercise of stock options	4,387	42
Proceeds from issuance of Series E convertible preferred stock	-	10,310
Net proceeds from equity infusion from the Business Combination	512,794	-
Proceeds from issuance of notes payable	-	1,749
Payment of notes payable	(1,749)	-
Stock issuance costs for Series E convertible preferred stock	(4)	(34)
Principal payments under capital lease obligations	(28)	(28)
Net cash provided by financing activities	$515,400	$12,039
Net increase (decrease) in cash and cash equivalents	25,193	(12,697)
Cash and cash equivalents at beginning of period	36,910	32,930
Cash and cash equivalents at end of period	$62,103	$20,233
Supplemental disclosure of cash flow information:
Cash received from exchange of research and development tax credits	$377	$-
Supplemental disclosure of noncash information:
Noncash acquisition of property and equipment	$599	$18
Forgiveness of related party promissory notes	$150	$20
Noncash equity related transaction costs from the Business Combination	$6	$-
Noncash equity related warrants from the Business Combination	$11,618	$-
Conversion of the convertible preferred stock into Class A and Class B common stock	$195,810	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QUANTUM-SI INCORPORATED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)
(Unaudited)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Quantum-Si Incorporated (“Quantum-Si”, the “Company”, “we”, “us” and “our”), formerly known as HighCape Capital Acquisition Corp. (“HighCape”), was incorporated as a Delaware corporation on June 10, 2020. The Company’s legal name became Quantum-Si Incorporated in connection with the closing of the Business Combination on June 10, 2021 (the “Closing”), as defined and described in Note 3 “Business Combination”. In connection with the Closing, Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”), merged with and into a wholly-owned subsidiary of HighCape, became a wholly-owned subsidiary of the Company, and changed its name to Q-SI Operations Inc. The prior period financial information represents the financial results and condition of Legacy Quantum-Si.

The Company is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. The Company has developed a proprietary universal single molecule detection platform that the Company is first applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”), the ability to sequence proteins in a massively parallel fashion (rather than sequentially, one at a time), and can be used for the study of nucleic acids. The Company’s platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with its instruments.

Although the Company has incurred recurring losses in each year since inception, the Company expects its cash and cash equivalents, and marketable securities will be able to fund its operations for at least the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

These condensed consolidated financial statements should be read in conjunction with the financial statements and notes included in the Legacy Quantum-Si audited financial statements as of and for the years ended December 31, 2020 and 2019. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date, but does not include all disclosures, including certain notes required by U.S. GAAP, on an annual reporting basis.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods. The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for any subsequent quarter, the year ending December 31, 2021, or any other period.

Except as described elsewhere in this Note 2 under the heading “Recently Issued Accounting Pronouncements” and Note 3 “Business Combination”, there have been no material changes to the Company’s significant accounting policies as described in the Legacy Quantum-Si audited financial statements as of and for the years ended December 31, 2020 and 2019.

COVID-19 Outbreak

The outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cash flows. The COVID-19 pandemic had, and is expected to continue to have, an adverse impact on the Company’s operations, particularly as a result of preventive and precautionary measures that the Company, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and the Company expects them to continue to impact, its personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay the Company’s receipt of instruments, components and supplies from the third parties the Company relies on to, among other things, produce its products currently under development. The COVID-19 pandemic has also had an adverse effect on the Company’s ability to attract, recruit, interview and hire at the pace the Company would typically expect to support its rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to the Company’s business and operations, such as additional workplace safety measures, the Company’s product development plans may be delayed, and the Company may incur further costs in bringing its business and operations into compliance with changing or new laws, regulations, and policies. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

The estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or address its impact and the economic impact on local, regional, national and international markets. While the Company is unable to predict the full impact that the COVID-19 pandemic will have on the Company’s future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, and the actions that may be taken by government authorities across the United States, it is not expected to result in any significant changes in costs going forward.

The Company has not incurred any significant impairment losses in the carrying values of the Company’s assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require the Company to revise its estimates reflected in its condensed consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and marketable securities. At September 30, 2021 and December 31, 2020, substantially all of the Company’s cash and cash equivalents and marketable securities were invested in mutual funds at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents and marketable securities.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its condensed consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates and assumptions. Significant estimates and assumptions included:

•	valuation allowances with respect to deferred tax assets;

•	valuation of warrant liabilities; and

•	assumptions underlying the fair value used in the calculation of the stock-based compensation.

The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements.

Investments in Marketable Securities
The Company’s investments in marketable securities are ownership interests in fixed income mutual funds. The securities are stated at fair value, as determined by quoted market prices. As the securities have readily determinable fair value, unrealized gains and losses are reported as other (expense), net on the condensed consolidated statements of operations and comprehensive loss. Subsequent gains or losses realized upon redemption or sale of these securities are also recorded as other (expense), net on the condensed consolidated statements of operations and comprehensive loss. The Company considers all of its investments in marketable securities as available for use in current operations and therefore classifies these securities within current assets on the condensed consolidated balance sheets. For the three and nine months ended September 30, 2021, the Company recognized $634 of unrealized losses that relate to securities still held as of September 30, 2021.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment at least annually or when the Company determines a triggering event has occurred. When a triggering event has occurred, each impairment test is based on a comparison of the future expected undiscounted cash flow to the recorded value of the asset. If the recorded value of the asset is less than the undiscounted cash flow, the asset is written down to its estimated fair value. No impairments were recorded for the three and nine months ended September 30, 2021 and 2020.

Warrant Liabilities

The Company’s outstanding warrants include publicly-traded warrants (the “Public Warrants”) which were issued as one-third of one redeemable warrant per unit issued during the Company’s initial public offering on September 9, 2020, and warrants sold in a private placement (the “Private Warrants”) to HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”). The Company evaluated its warrants under Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging-Contracts in Entity’s Own Equity (“ASC 815-40”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Since the Public Warrants and Private Warrants meet the definition of a derivative under ASC 815-40, the Company recorded these warrants as long-term liabilities on the balance sheet at fair value upon the Closing of the Business Combination, with subsequent changes in their respective fair values recognized in the condensed consolidated statements of operations and comprehensive loss at each reporting date.

Recently Issued Accounting Pronouncements

Accounting pronouncements issued but not yet adopted

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, issued by the FASB, entities that have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2019, including interim periods within that annual reporting period. For the Company, this guidance is effective December 31, 2021. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on its condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For public entities, this guidance is effective for fiscal years beginning January 1, 2020 and interim periods within those fiscal years. For the Company, this guidance is effective December 31, 2021. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on its condensed consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify various aspects related to accounting for income taxes. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2021, including interim periods within that annual reporting period. For the Company, this guidance is effective December 31, 2021. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. These changes will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was bifurcated according to previously existing rules. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2022, including interim periods within that annual reporting period. For the Company, this guidance is effective beginning January 1, 2022. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on its condensed consolidated financial statements.

3. BUSINESS COMBINATION

On June 10, 2021, Quantum-Si Incorporated, a Delaware corporation (“Legacy Quantum-Si”), consummated the previously announced business combination (the “Business Combination”) with HighCape in which Legacy Quantum-Si merged with a wholly-owned subsidiary of HighCape (the “Merger”) and survived the Business Combination as a wholly-owned subsidiary of the Company. In connection with the Business Combination, the Company changed its name to Quantum-Si Incorporated and Legacy Quantum-Si changed its name to Q-SI Operations Inc.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP primarily due to the fact that Legacy Quantum-Si stockholders continued to control the Company following the Closing of the Business Combination. Under this method of accounting, HighCape is treated as the “acquired” company for accounting purposes and the Business Combination is treated as the equivalent of Legacy Quantum-Si issuing stock for the net assets of HighCape, accompanied by a recapitalization. The net assets of HighCape are stated at historical cost, with no goodwill or other intangible assets recorded. Reported shares and earnings per share available to holders of the Company’s capital stock and equity awards prior to the Business Combination have been retroactively restated reflecting the exchange ratio of 0.7975 (the “Exchange Ratio”) established pursuant to the Business Combination Agreement dated as of February 18, 2021 (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”):

• each share of Legacy Quantum-Si capital stock (other than shares of Legacy Quantum-Si Series A preferred stock) that was issued and outstanding as of immediately prior to the Effective Time was automatically cancelled and extinguished and converted into the right to receive a number of shares of the Company’s Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares;

• each share of Legacy Quantum-Si Series A preferred stock that was issued and outstanding as of immediately prior to the Effective Time was automatically cancelled and extinguished and converted into the right to receive a number of shares of the Company’s Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares;

• each option to purchase shares of Legacy Quantum-Si common stock, whether vested or unvested, that was outstanding and unexercised as of immediately prior to the Effective Time was assumed by the Company and became an option (vested or unvested, as applicable) to purchase a number of shares of the Company’s Class A common stock equal to the number of shares of Legacy Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and

• each Legacy Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time was assumed by the Company and became a restricted stock unit with respect to a number of shares of the Company’s Class A common stock equal to the number of shares of Legacy Quantum-Si common stock subject to such Legacy Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.

The Exchange Ratio was calculated based on the quotient resulting by dividing (i) the quotient of (x) $810,000 plus the excess of Legacy Quantum-Si cash over Legacy Quantum-Si debt as of immediately prior to the Effective Time plus the excess of certain HighCape expenses in connection with the Business Combination over $8,025 divided by (y) the number of issued and outstanding shares of Legacy Quantum-Si as of immediately prior to the Effective Time plus the number of issued vested Legacy Quantum-Si options at such time (where such number of vested options is calculated on net basis), by (ii) $10.00.

On June 10, 2021, HighCape filed the Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware, which became effective simultaneously with the Effective Time. As a consequence of filing the Restated Certificate, the Company adopted a dual class structure, comprised of the Company’s Class A common stock, which is entitled to one vote per share, and the Company’s Class B common stock, which is entitled to 20 votes per share. The Company’s Class B common stock has the same economic terms as the Company’s Class A common stock, but is subject to a “sunset” provision if Jonathan M. Rothberg, Ph.D., the founder of Legacy Quantum-Si and Executive Chairman of the Company (“Dr. Rothberg”), and other permitted holders of the Company’s Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of the Company’s Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Company’s Class B common stock) collectively held by Dr. Rothberg and permitted transferees of the Company’s Class B common stock as of the Effective Time.

Concurrently with the execution of the Business Combination Agreement, HighCape entered into subscription agreements (the “PIPE Investor Subscription Agreements”) with certain institutional investors and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”).

In addition, concurrently with the execution of the Business Combination Agreement, HighCape entered into subscription agreements (the “Subscription Agreements”), with certain affiliates of Foresite Capital Management, LLC (the “Foresite Funds”), pursuant to which the Foresite Funds purchased immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock at a purchase price of $0.001 per share for aggregate gross proceeds of $1 after a corresponding number of shares of HighCape Class B common stock was irrevocably forfeited by HighCape’s Sponsor to HighCape for no consideration and automatically cancelled.

The total number of shares of the Company’s Class A common stock outstanding immediately following the Closing was 116,463,160, comprising:

• 59,754,288 shares of the Company’s Class A common stock issued to Legacy Quantum-Si stockholders (other than holders of Legacy Quantum-Si Series A preferred stock) in the Business Combination,

• 42,500,000 shares of the Company’s Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing,

• 696,250 shares of the Company’s Class A common stock issued in connection with the Closing to the Foresite Funds pursuant to the Subscription Agreements;

•  2,178,750 shares of the Company’s Class A common stock issued to the initial stockholders holding the 2,178,750 shares of HighCape Class B common stock outstanding at the Effective Time, after reflecting the irrevocable forfeiture by the Sponsor to HighCape of 696,250 shares of HighCape Class B common stock for no consideration and automatic cancellation as of immediately prior to, and subject to the consummation of, the Closing;

• 405,000 shares of the Company’s Class A common stock held by the Sponsor holding shares of HighCape Class A common stock outstanding at the Effective Time, and

• 10,928,872 shares of the Company’s Class A common stock held by public stockholders holding shares of HighCape Class A common stock outstanding at the Effective Time, after reflecting redemptions of 571,128 shares of HighCape Class A common stock.

The total number of shares of the Company’s Class B common stock outstanding immediately following the Closing was 19,937,500 shares. Immediately following the Closing, Dr. Rothberg held approximately 80.4% of the combined voting power of the Company. Accordingly, Dr. Rothberg and his permitted transferees control the Company and the Company is a controlled company within the meaning of the Nasdaq listing rules.

The most significant change in the post-combination Company’s reported financial position and results was an increase in cash of $540,276 consisting of $425,001 from the PIPE investors and $115,275 from HighCape. The increase in cash was offset by transaction costs of $17,824, payment of the Paycheck Protection Program (“PPP”) loan of $1,764 including interest, payments to redeeming Company shareholders of $5,712, and payment of $3,800 to a third-party service provider, resulting in proceeds of $511,176 on the date of the Closing of the Business Combination on June 10, 2021. In addition, the post-combination balance sheet increased by the warrant liabilities of $11,618 and other insignificant assets and liabilities. Additional transaction costs were incurred prior to the Business Combination not settled on the date of Closing. Transaction costs of $7,383 were expensed during the nine months ended September 30, 2021 in the condensed consolidated statements of operations and comprehensive loss.

On the date of Closing, the proceeds of $540,276 were offset against the warrant liabilities of $11,618, payments to redeeming Company shareholders of $5,712, and other liabilities and related transaction costs of $21,776, which resulted in an equity infusion from the Business Combination of $501,170 in the condensed consolidated statements of changes in convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2021.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

• Level 1  -  Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

• Level 2  -  Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

• Level 3  -  Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of cash and cash equivalents, notes receivable, accounts payable and accrued expenses and other current liabilities approximates their fair values due to the short-term or on demand nature of these instruments. There were no transfers between fair value measurement levels during the three and nine months ended September 30, 2021. The Company accounted for the warrants as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed consolidated statements of operations and comprehensive loss.

Our Public Warrants and Private Warrants were carried at fair value as of September 30, 2021. The Public Warrants were valued using Level 1 inputs as they are traded in an active market. The Private Warrants were valued using a binomial lattice model, which results in a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Warrants was the expected volatility of the Company’s Class A common stock. The expected volatility was based on consideration of the implied volatility from the Company’s own public warrant pricing and on the historical volatility observed at guideline public companies. As of September 30, 2021, the significant assumptions used in preparing the binomial lattice model for valuing the Private Warrants liability include (i) volatility of 52.3%, (ii) risk-free interest rate of 0.91%, (iii) strike price ($11.50), (iv) fair value of common stock ($8.34), and (v) expected life of 4.7 years.

Mutual funds were valued using quoted market prices and accordingly were classified as Level 1.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of September 30, 2021:

		Fair Value Measurement Level
	Total	Level 1	Level 2	Level 3
September 30, 2021:
Assets:
Mutual funds - Cash and cash equivalents	$59,896	$59,896	$-	$-
Mutual funds - Marketable securities	438,102	438,102	-	-
Total assets at fair value on a recurring basis	$497,998	$497,998	$-	$-

Liabilities:
Public Warrants	$7,782	$7,782	$-	$-
Private Warrants	394	-	-	394
Total liabilities at fair value on a recurring basis	$8,176	$7,782	$-	$394

The Company had $36,040 of money market funds included in cash and cash equivalents as of December 31, 2020. These assets were valued using quoted market prices and accordingly were classified as Level 1. The fair value of the notes payable using Level 2 inputs was deemed to approximate the carrying value as of December 31, 2020. There were no transfers between fair value measurement levels during the year ended December 31, 2020.

 5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are recorded at historical cost and consist of the following:

	September 30, 2021	December 31, 2020
Laboratory equipment	$5,885	$4,245
Computer equipment	996	765
Software	156	136
Furniture and fixtures	47	47
Leasehold improvements	22	-
Construction in process	1,045	35
	8,151	5,228
Less: Accumulated depreciation	(3,944)	(3,232)
Property and equipment, net	$4,207	$1,996

Depreciation expense amounted to $264 and $222 for the three months ended September 30, 2021 and 2020, respectively, and $712 and $676 for the nine months ended September 30, 2021 and 2020, respectively.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	September 30, 2021	December 31, 2020
Employee compensation	$1,703	$511
Contracted services	1,114	399
Legal fees	1,147	447
Other	60	68
Total accrued expenses and other current liabilities	$4,024	$1,425

7. NOTES PAYABLE

In August 2020, the Company received loan proceeds of $1,749 under the PPP. The Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company accounted for the loan as debt.

In connection with the Closing of the Business Combination as discussed in Note 3 “Business Combination”, the Company repaid the loan in full in June 2021. The Company recognized an insignificant amount of interest expense in the condensed consolidated statements of operations and comprehensive loss related to the loan.

8. CONVERTIBLE PREFERRED STOCK

The Company had issued five series of convertible preferred stock, Series A through Series E (the “Convertible Preferred Stock”). The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company immediately prior to the Business Combination and as of December 31, 2020:

Class	Year of Class Issuance	Issuance Price per Share	Shares Authorized	Shares Issued and Outstanding	Total Proceeds or Exchange Value	Issuance Costs	Net Carrying Value	Initial Liquidation Price per Share
Series A	2013	$0.04	25,000,000	25,000,000	$1,000	$-	$1,000	$0.80
Series B	2015	0.80	31,250,000	31,250,000	25,000	-	25,000	0.80
Series C	2015-2016	4.61	8,164,323	8,164,323	37,638	328	37,310	4.61
Series D	2017	4.71	12,738,853	12,738,853	60,000	414	59,586	4.71
Series E	2018 - 2020	5.36	14,925,373	13,636,092	73,089	171	72,918	5.36
			92,078,549	90,789,268

Prior to the Closing of the Business Combination, there were no significant changes to the terms of the Convertible Preferred Stock as compared to December 31, 2020. Upon the Closing of the Business Combination, the Convertible Preferred Stock converted into Class A and Class B common stock based on the Business Combination’s Exchange Ratio of 0.7975 of the Company’s shares for each Legacy Quantum-Si share. The Company recorded the conversion at the carrying value of the Convertible Preferred Stock at the time of the Closing. There are no shares of Convertible Preferred Stock outstanding as of September 30, 2021.

9. EQUITY INCENTIVE PLAN

The Company’s 2013 Employee, Director and Consultant Equity Incentive Plan, as amended on March 12, 2021 (the “2013 Plan”), was originally adopted by its Board of Directors and stockholders in September 2013. In connection with the Closing of the Business Combination, the Company adjusted the equity awards as described in Note 3 “Business Combination”. The adjustments to the awards did not result in incremental expense as the equitable adjustments were made pursuant to a preexisting nondiscretionary antidilution provision in the 2013 Plan, and the fair-value, vesting conditions, and classification are the same immediately before and after the modification. In connection with the Business Combination, HighCape’s stockholders approved and adopted the Quantum-Si Incorporated 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing consulting or advisory services for the Company, are eligible for grants under the 2021 Plan.

Stock option activity

During the nine months ended September 30, 2021, the Company granted 3,104,585 option awards subject to service and/or performance conditions. The service condition requires the participant’s continued employment with the Company through the applicable vesting date, and the performance condition requires the consummation of a contemplated business combination defined in the option award agreement. For options with performance conditions, stock-based compensation expense is only recognized if the performance conditions become probable to be satisfied. As the performance condition is a business combination, the performance condition would only become probable once a business combination was consummated. Accordingly, the Company recorded stock-based compensation expense of $2,381 for the nine months ended September 30, 2021 including $1,343 related to these option awards during the six months ended June 30, 2021, as the Business Combination was consummated during this time period. The stock-based compensation expense for stock options for the three and nine months ended September 30, 2021 was $1,556 and $4,608, respectively.

A summary of the stock option activity under the 2013 Plan and the 2021 Plan is presented in the table below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	7,369,541	$2.37	6.77	$4,094
Granted	3,104,585	9.07
Exercised	(2,163,932)	2.03
Forfeited	(184,017)	8.64
Outstanding at September 30, 2021	8,126,177	$4.88	7.59	$30,222
Options exercisable at September 30, 2021	4,371,817	2.61	6.21	$25,100
Vested and expected to vest at September 30, 2021	7,805,361	$4.78	7.53	$29,784

Restricted stock unit activity

During the nine months ended September 30, 2021, the Company granted 4,861,315 restricted stock unit (“RSU”) awards subject to service, performance and/or market conditions. The RSU awards include 1,703,460 and 170,346 RSU awards to the Company’s Chief Executive Officer and General Counsel, respectively, subject to service and performance conditions, 1,800,000 RSU awards to the Executive Chairman of the Company and two members of the board of directors subject to service and/or performance conditions, and 453,777 RSU awards to the Company’s Chief Executive Officer subject to service, market and performance conditions. The service condition requires the participant’s continued employment with the Company through the applicable vesting date, and the performance condition requires the consummation of a contemplated business combination or financing transaction defined in the award agreement. The market condition requires that the Company’s Class A common stock subsequent to a business combination trades above a specified level for a defined period of time, or that a subsequent financing transaction meets defined pricing thresholds and that the Company’s common stock subsequent to a business combination trades above a specified level for a defined period of time. For RSU awards with performance conditions, stock-based compensation expense is only recognized if the performance conditions become probable to be satisfied. As the performance condition is a business combination or financing transaction, the performance condition would only become probable once a business combination or financing transaction was consummated. Accordingly, the Company recorded stock-based compensation expense of $13,089 for the nine months ended September 30, 2021 including $7,393 related to these RSU awards during the six months ended June 30, 2021, as the Business Combination was consummated during this time period. The stock-based compensation expense for RSU awards for the three and nine months ended September 30,2021 was $5,840 and $13,232, respectively.
A summary of the RSU activity under the 2013 Plan and the 2021 Plan is presented in the table below:
	Number of Shares Underlying RSUs	Weighted Average Grant- Date Fair Value
Outstanding non-vested RSUs at December 31, 2020	-	$-
Granted	4,861,315	8.03
Repurchased	-	-
Restrictions lapsed	-	-
Outstanding non-vested RSUs at September 30, 2021	4,861,315	$8.03

The Company’s stock-based compensation expense is allocated to the following operating expense categories as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Research and development	$1,520	$355	$4,343	$1,217
General and administrative	5,626	64	12,918	160
Sales and marketing	250	74	579	224
Total stock-based compensation expense	$7,396	$493	$17,840	$1,601

10. NET LOSS PER SHARE

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all common share equivalents of the Company, including outstanding Convertible Preferred Stock and stock options, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all common share equivalents would have been anti-dilutive.

The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Numerator
Net loss	$(18,091)	$(8,557)	$(65,567)	$(27,068)
Numerator for basic and diluted EPS - loss attributable to common stockholders	$(18,091)	$(8,557)	$(65,567)	$(27,068)
Denominator
Common stock	136,456,848	5,360,497	60,104,891	5,350,771
Denominator for basic and diluted EPS - weighted-average common stock	136,456,848	5,360,497	60,104,891	5,350,771
Basic and diluted net loss per share	$(0.13)	$(1.60)	$(1.09)	$(5.06)

Since the Company was in a net loss position for all periods presented, the basic net loss per shares calculation excludes preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to Class A and Class B common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Outstanding options to purchase common stock	8,126,177	7,978,697	8,126,177	7,978,697
Outstanding restricted stock units	4,861,315	-	4,861,315	-
Outstanding warrants	3,968,319	-	3,968,319	-
Outstanding convertible preferred stock (Series A through E)	-	68,684,758	-	68,684,758
	16,955,811	76,663,455	16,955,811	76,663,455

During the three months ended September 30, 2021, the Company identified a misstatement in the basic and diluted net loss per share calculation including the weighted-average common stock for the three and six months ended June 30, 2021. The Company has evaluated this correction in accordance with ASC 250-10-S99, Securities and Exchange Commission “SEC” Materials (formerly SEC Staff Accounting Bulletin 99, Materiality) and concluded that the correction was not material.  The Company plans on adjusting the basic and diluted net loss per share calculation including the weighted-average common stock in its future filings such as the Form 10-K for the year ending December 31, 2021 and in Form 10-Q for the three and six months ending June 30, 2022.

The adjustments to the Company’s previously issued condensed consolidated statements of operations and comprehensive loss and Note 10 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 are as follows:

	Three months ended June 30, 2021		Six months ended June 30, 2021
	As Reported	As Revised	As Reported	As Revised
Denominator
Common stock	11,696,084	36,890,502	8,629,355	21,296,162
Denominator for basic and diluted EPS - weighted-average common stock	11,696,084	36,890,502	8,629,355	21,296,162
Basic and diluted net loss per share	$(3.05)	$(0.97)	$(5.50)	$(2.23)
11.	WARRANT LIABILITIES

Public Warrants

As of September 30, 2021, there were an aggregate of 3,833,319 outstanding Public Warrants, which entitle the holder to acquire Class A common stock. Each whole warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning on September 9, 2021. The warrants will expire on June 10, 2026 or earlier upon redemption or liquidation.

Redemptions

At any time while the warrants are exercisable, the Company may redeem not less than all of the outstanding Public Warrants:

• in whole and not in part;

• at a price of $0.01 per warrant;

• upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

• if, and only if, the closing price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants at $0.01 per warrant, each holder of Public Warrants will be entitled to exercise his, her or its Public Warrants prior to the scheduled redemption date.

If the Company calls the Public Warrants for redemption for $0.01 as described above, the Company’s Board of Directors may elect to require any holder that wishes to exercise his, her or its Public Warrants to do so on a “cashless basis.” If the Company’s Board of Directors makes such election, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” over the exercise price of the warrants by (y) the “fair market value”. For purposes of the redemption provisions of the warrants, the “fair market value” means the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The Company evaluated the Public Warrants under ASC 815-40, in conjunction with the SEC Division of Corporation Finance’s April 12, 2021 Public Statement, Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Statement”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the warrants may be settled in cash upon the occurrence of a tender offer or exchange offer in which the maker of the tender offer or exchange offer, upon completion of the tender offer or exchange offer, beneficially owns more than 50% of the outstanding shares of the Company’s Class A common stock, even if it would not result in a change of control of the Company. This provision would preclude the warrants from being classified in equity and thus the warrants should be classified as a liability.

Private Warrants

As of September 30, 2021, there were 135,000 Private Warrants outstanding. The Private Warrants are identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its permitted transferees, (i) the Private Warrants and the shares of Class A common stock issuable upon the exercise of the Private Warrants were not transferable, assignable or saleable until 30 days after the completion of the Business Combination, (ii) the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and (iii) the Private Warrants are not subject to the Company’s redemption option at the price of $0.01 per warrant. The Private Warrants are subject to the Company’s redemption option at the price of $0.01 per warrant, provided that the other conditions of such redemption are met, as described above. If the Private Warrants are held by a holder other than the Sponsor or any of its permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios applicable to the Public Warrants and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Private Warrants under ASC 815-40, in conjunction with the SEC Statement, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the terms of the warrants provide for potential changes to the settlement amounts depending upon the characteristics of the warrant holder, and, because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

The fair value of warrant liabilities was $11,618 and $8,176 as of the Closing of the Business Combination and as of September 30, 2021, respectively.  The Company recognized a gain of $6,975 and $3,442, respectively, as a change in fair value of warrant liabilities in the condensed consolidated statement of operations and comprehensive loss for the three and nine months ended September 30, 2021. There were no exercises or redemptions of the Public Warrants or Private Warrants during the three and nine months ended September 30, 2021.

12. INCOME TAXES

Income taxes for the three and nine months ended September 30, 2021 and 2020 are recorded at the Company’s estimated annual effective income tax rate, subject to adjustments for discrete events, if they occur. The Company’s estimated annual effective tax rate was 0.0% for the three and nine months ended September 30, 2021 and 2020. The primary reconciling items between the federal statutory rate of 21.0% for these periods and the Company’s overall effective tax rate of 0.0% were related to the effects of deferred state income taxes, nondeductible stock-based compensation, changes in the fair value of warrant liabilities, research and development credits, and the valuation allowance recorded against the full amount of its net deferred tax assets.

A valuation allowance is required when it is more likely than not that some portion or all of the Company’s deferred tax assets will not be realized. The realization of deferred tax assets depends on the generation of sufficient future taxable income during the period in which the Company’s related temporary differences become deductible. The Company has recorded a full valuation allowance against its net deferred tax assets as of September 30, 2021 and 2020 since management believes that based on the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

As a result of the Business Combination, as well as any other equity issuances during the year, the Company is currently evaluating whether an ownership change has occurred under Section 382 of the Internal Revenue Code of 1986, as amended,  and whether the Company’s ability to use its pre-change net operating loss and tax credit carryforwards will be limited in future periods. The Company expects to complete its analysis during 2022.

13. RELATED PARTY TRANSACTIONS

The Company utilizes and subleases office and laboratory space in a building owned by a related party. The Company paid $80 and $241 for this space for the three and nine months ended September 30, 2021 and 2020, respectively.

The Company utilizes and subleases other office and laboratory spaces from 4Catalyzer Corporation (“4C”), a company under common ownership. The Company paid $36 and $36 for these spaces for the three months ended September 30, 2021 and 2020, respectively, and $112 and $117 for these spaces for the nine months ended September 30, 2021 and 2020, respectively.

The Company also made payments to 4C to prefund the acquisition of certain shared capital assets, reflected in Other assets - related party on the condensed consolidated balance sheets of $0 and $738 at September 30, 2021 and December 31, 2020, respectively.

The Company was a party to an Amended and Restated Technology Services Agreement (the “ARTSA”), most recently amended on November 11, 2020, by and among 4C, the Company and other participant companies controlled by the Rothberg family. The Company entered into a First Addendum to the ARTSA on February 17, 2021 pursuant to which the Company agreed to terminate its participation under the ARTSA no later than immediately prior to the Effective Time of the Business Combination, resulting in the termination of the Company’s participation under the ARTSA on June 10, 2021. In connection with the termination of the Company’s participation under the ARTSA, the Company terminated its lease agreement with 4C and negotiated an arm’s length lease agreement. As a result, the Company wrote off Other assets – related party of $700 which was recorded in General and administrative in the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021.  Under the ARTSA, the Company and the other participant companies had agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant and subject to certain restrictions on use. The ARTSA also provided for 4C to perform certain services for the Company and each other participant company such as monthly administrative, management and technical consulting services to the Company which were pre-funded approximately once per quarter. The Company incurred expenses of $203 and $396 during the three months ended September 30, 2021 and 2020, respectively, and $1,782 and $1,073 during the nine months ended September 30, 2021 and 2020, respectively. The amounts advanced and due from 4C at September 30, 2021 and December 31, 2020, related to operating expenses was $0 and $13, respectively, and are included in Prepaid expenses and other current assets on the condensed consolidated balance sheets.

The ARTSA also provided for the participant companies to provide other services to each other. The Company also had transactions with other entities under common ownership, which included payments made to third parties on behalf of the Company. The amounts remaining payable at September 30, 2021 and December 31, 2020 were $170 and $28, respectively, and are included in the Accounts payable on the Company’s condensed consolidated balance sheets. In addition, the Company had transactions with these other entities under common ownership which included payments made by the Company to third parties on behalf of the other entities. The amounts remaining payable at September 30, 2021 and December 31, 2020 are in the aggregate $158 and $69, respectively, and are reflected in the Prepaid expenses and other current assets on the Company’s condensed consolidated balance sheets. All amounts were paid or received throughout the year within 30 days after the end of each month.

On September 20, 2021, the Company entered into a Binders Collaboration (the “Collaboration”) with Protein Evolution, Inc. (“PEI”) to develop technology and methods in the field of nanobodies and potentially other binders to produce novel biological reagents and related data. The Collaboration is made pursuant to and governed by the Technology and Services Exchange Agreement, effective as of June 10, 2021, by and among the Company and the participants named therein, including PEI. Dr. Rothberg serves as Chairman of the Board of Directors of PEI and the Rothberg family are controlling stockholders of PEI. The Company has not made any payments under the Collaboration for the three and nine months ended September 30, 2021.

The Company had promissory notes with the President and Chief Operating Officer and other Company employees in amounts totaling $0 and $150 as of September 30, 2021 and December 31, 2020, respectively.

Dr. Rothberg and the Company entered into an Executive Chairman Agreement as of June 10, 2021 (the “Executive Chairman Agreement”) in which Dr. Rothberg provides consulting services to the Company for $400 annually.  In addition to the Executive Chairman Agreement, Dr. Rothberg also receives fees as the Company’s Chairman of the Board of Directors and a member of the Nominating and Corporate Governance Committee. Quantum-Si paid $25 to Dr. Rothberg for the three and nine months ended September 30, 2021 for the services that were provided to the Company.

14. COMMITMENTS AND CONTINGENCIES

Commitments

Capital leases:

The Company acquired equipment under a capital lease-to-own agreement which commenced July 2019 and ended June 2021. The total value of the equipment acquired through capital lease arrangements was $124. Total interest expense was $0 and $1 during the three months ended September 30, 2021 and 2020, respectively, and $1 and $5 during the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, there was no remaining unamortized balance of the lease obligation.

Operating leases:

In June 2021, the Company entered into an operating lease for a facility in San Diego, California.  The lease commenced in the third quarter of 2021. Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease.

The following is a schedule of future minimum rental payments under a non-cancelable operating lease with initial terms in excess of one year:

Years ending December 31:
Remainder of 2021	$264
2022	1,186
2023	1,463
2024	1,507
2025	1,552
Thereafter	3,245
Total future minimum rental payments	$9,217

Licenses related to certain intellectual property:

The Company licenses certain intellectual property, some of which may be utilized in its future product offering. To preserve the right to use such intellectual property, the Company is required to make annual minimum fixed payments totaling $220. Once the Company commercializes its product and begins to generate revenues, there will be royalties payable by the Company based on the current anticipated utilization.

Other commitments:

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the three and nine months ended September 30, 2021 and 2020.

Contingencies

The Company is subject to claims in the ordinary course of business; however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or the results of its operations. The Company accrues for contingent liabilities to the extent that the liability is probable and estimable.

The Company enters into agreements that contain indemnification provisions with other parties in the ordinary course of business, including business partners, investors, contractors, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in any particular case. To date, losses recorded in the Company’s condensed consolidated statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.

On March 29, 2021, the Company entered into an agreement with a third-party service provider pursuant to which the Company paid $3,800, which is recorded in General and administrative in the condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021, in connection with the Closing of the Business Combination as discussed in Note 3 “Business Combination.”

15.	SUBSEQUENT EVENTS

On November 5, 2021, the Company acquired Majelac Technologies LLC (“Majelac”), a privately-owned company providing semiconductor packaging and integrated circuit assembly services located in Pennsylvania. The Company acquired Majelac for an aggregate purchase price equal to $5,000 in cash plus $132 in reimbursement for certain recently purchased equipment, 595,562 shares of Class A common stock subject to restrictions and up to $800 of earn-out payments. Approximately 10% of cash and shares were held back at closing to satisfy any post-closing indemnity claims by the Company.  Quantum-Si expects the acquisition to secure semiconductor chip assembly and packaging capabilities in-house for the Company in order to secure its supply chain and support scaling commercialization efforts. Prior to the acquisition, Majelac was a vendor of the Company.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our condensed consolidated results of operations and financial condition. The discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto contained in this Quarterly Report on Form 10-Q and the consolidated financial statements and notes thereto for the year ended December 31, 2020 contained in our proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2021. This discussion contains forward looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 16, 2021, and this Quarterly Report on Form 10-Q. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Quantum-Si Incorporated and its consolidated subsidiaries. The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020, respectively, present the financial position and results of operations of Quantum-Si Incorporated and its consolidated subsidiaries.

Overview

We are an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. We have developed a proprietary universal single molecule detection platform that we are first applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”), the ability to sequence proteins in a massively parallel fashion (rather than sequentially, one at a time), and can be used for the study of nucleic acids. We believe that with the ability to sequence proteins in a massively parallel fashion and offer a simplified workflow with a faster turnaround time, NGPS has the potential to unlock significant biological information through improved resolution and unbiased access to the proteome at a speed and scale that is not available today. Traditionally, proteomic workflows to sequence proteins required days or weeks to complete. Our platform is designed to offer a single-day workflow including both sample preparation and sequencing. Our platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with our instruments. We intend to follow a systematic, phased approach to successfully launch and commercialize our platform, for research use only, in 2022, and have initiated our early access limited release to enable key thought leaders early access to our platform in 2021. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a massive proteomics opportunity, which allows for a massively parallel solution at the ultimate level of sensitivity —single molecule detection.

We believe that our platform will offer a differentiated end-to-end workflow solution in a rapidly evolving proteomics tools market. Within our initial focus market of proteomics, our workflow will be designed to provide users a seamless opportunity to gain key insights into the immediate state of biological pathways and cell state. Our platform aims to address many of the key challenges and bottlenecks with legacy proteomic solutions, such as mass spectrometry (“MS”), which are complicated and often limited by manual sample preparation workflows, high instrument costs both in terms of acquisition and ownership and complexity with data analysis, which together prevent broad adoption. We believe our platform, which is designed to streamline sample preparation, sequencing, and data analysis at a lower instrument cost than legacy proteomic solutions, could allow our product to have wide utility across the study of the proteome. For example, our platform could be used for biomarker discovery and disease detection, pathway analysis, immune response, and vaccine development, among other applications.

We have expanded our Platinum early access program to additional sites with participation from leading academic centers and key industry partners. The early access program introduces the Platinum single molecule sequencing system to key opinion leaders across the globe, for both expansion and development of applications and workflows.

COVID-19 Outbreak

The outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on our operating results, financial condition and cash flows. The COVID-19 pandemic had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and we expect them to continue to impact, our personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay our receipt of instruments, components and supplies from the third parties we rely on to, among other things, produce our products currently under development. The COVID-19 pandemic has also had an adverse effect on our ability to attract, recruit, interview and hire at the pace we would typically expect to support our rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to our business and operations, such as additional workplace safety measures, our product development plans may be delayed, and we may incur further costs in bringing our business and operations into compliance with changing or new laws, regulations, and policies. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.

The estimates of the impact on our business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. While we are unable to predict the full impact that the COVID-19 pandemic will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, and the actions that may be taken by government authorities across the United States, it is not expected to result in any significant changes in costs going forward.

We have not incurred any significant impairment losses in the carrying values of our assets as a result of the COVID-19 pandemic and are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our condensed consolidated financial statements.

Business Combination

On June 10, 2021, we consummated the previously announced Business Combination. The Business Combination was approved by HighCape’s stockholders at its special meeting held on June 9, 2021. The transaction resulted in the combined company being renamed “Quantum-Si Incorporated” and Legacy Quantum-Si being renamed “Q-SI Operations Inc.” The combined company’s Class A common stock and warrants to purchase Class A common stock commenced trading on Nasdaq on June 11, 2021 under the symbol “QSI” and “QSIAW”, respectively. As a result of the Business Combination, we received proceeds of approximately $511.2 million.

Description of Certain Components of Financial Data

Research and development

Research and development expenses primarily consist of personnel costs and benefits, stock-based compensation, lab supplies, consulting and professional fees, fabrication services, rent expense, software and other outsourced expenses. Research and development expenses are expensed as incurred. All of our research and development expenses are related to developing new products and services. Consulting expenses are related to general development activities, while fabrication services include certain third-party engineering costs. We expect to continue to make substantial investments in research and development activities in the future as we continue to invest in developing technologies in preparation for our anticipated commercialization.

General and administrative

General and administrative expenses primarily consist of personnel costs and benefits, stock-based compensation, patent and filing fees, facilities costs, depreciation expense, office expenses and outside services. Outside services consist of professional services, legal and other professional fees.  We expect our general and administrative expenses to increase in the foreseeable future, mainly as a result of operating as a public company.

Sales and marketing

Sales and marketing expenses primarily consist of personnel costs and benefits, stock-based compensation as well as consulting, product advertising and marketing. We expect sales and marketing expenses to increase in absolute dollars as we near our commercial launch date (expected in 2022).

Interest expense

Interest expense primarily consists of interest that was paid on the Paycheck Protection Program (“PPP”) loan.

Dividend income

Dividend income primarily consists of dividends earned on mutual funds in marketable securities.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities primarily consists of the change in the fair value of our publicly-traded warrants (the “Public Warrants”) and our warrants sold in a private placement (the “Private Warrants”).

Other (expense), net

Other (expense), net primarily consists of unrealized losses on mutual funds in marketable securities.

Provision for income taxes

We utilize the asset and liability method of accounting for income taxes where deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized. We recorded a full valuation allowance as of September 30, 2021 and 2020. Based on the available evidence, we believe that it is more likely than not that we will be unable to utilize all of our deferred tax assets in the future.

Results of Operations

The following is a discussion of our results of operations for the three and nine months ended September 30, 2021 and 2020 and our accounting policies are described in Note 2 “Summary of Significant Accounting Policies” in our financial statements included elsewhere in this Quarterly Report on Form 10-Q.

	Three months ended September 30,			Nine months ended September 30,
(in thousands, except for % changes)	2021	2020	% Change	2021	2020	% Change
Operating expenses:
Research and development	$11,104	$6,655	66.9%	$32,190	$21,174	52.0%
General and administrative	12,989	1,631	696.4%	34,211	5,157	563.4%
Sales and marketing	1,082	266	306.8%	2,717	825	229.3%
Total operating expenses	25,175	8,552	194.4%	69,118	27,156	154.5%
Loss from operations	(25,175)	(8,552)	194.4%	(69,118)	(27,156)	154.5%
Interest expense	-	(4)	(100.0%)	(5)	(5)	0.0%
Dividend income	739	2	36850.0%	741	95	680.0%
Change in fair value of warrant liabilities	6,975	-	nm	3,442	-	nm
Other (expense), net	(630)	(3)	20900.0%	(627)	(2)	31250.0%
Loss before provision for income taxes	(18,091)	(8,557)	111.4%	(65,567)	(27,068)	142.2%
Provision for income taxes	-	-	nm	-	-	nm
Net loss and comprehensive loss	$(18,091)	$(8,557)	111.4%	$(65,567)	$(27,068)	142.2%

Comparison of the Three Months Ended September 30, 2021 and 2020

Research and development

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Research and development	$11,104	$6,655	$4,449	66.9%

Research and development expenses increased by $4.4 million, or 66.9%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This increase was primarily due to increases of $2.7 million in personnel costs as a result of increased headcount, including $1.2 million of stock-based compensation expense, as well as other internal and external product development activities.

General and administrative

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
General and administrative	$12,989	$1,631	$11,358	696.4%

General and administrative expenses increased by $11.4 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This increase is primarily due to increases of $7.4 million in personnel costs as a result of increased headcount, including $5.6 million of stock-based compensation expense associated with investments to scale up our administrative and executive functions. In addition to personnel costs, the increase was primarily due to an increase in consulting, legal and professional fees and other general and administrative costs incremental to being a publicly traded company.

Sales and marketing

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Sales and marketing	$1,082	$266	$816	306.8%

Sales and marketing expenses increased by $0.8 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. This increase was primarily due to an increase of $0.3 million in personnel costs as a result of increased headcount, including $0.2 million of stock-based compensation expense, as well as an increase in consulting expenses.

Interest expense

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Interest expense	$-	$(4)	$4	(100.0%)

Interest expense decreased for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.  The Company’s PPP loan was repaid in the second quarter of 2021.

Dividend income

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Dividend income	$739	$2	$737	36850.0%

Dividend income increased by $0.7 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 as a result of higher invested cash balances in marketable securities.

Change in fair value of warrant liabilities

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Change in fair value of warrant liabilities	$6,975	$-	$6,975	nm

Change in fair value of warrant liabilities resulted in a gain of $7.0 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The warrant liabilities were recorded as part of the Business Combination and therefore did not exist in the prior year.

Other (expense), net

	Three Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Other (expense), net	$(630)	$(3)	$(627)	20900.0%

Other (expense), net increased by $0.6 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 primarily as a result of unrealized losses on cash invested in marketable securities.

Comparison of the Nine Months Ended September 30, 2021 and 2020

Research and development

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Research and development	$32,190	$21,174	$11,016	52.0%

Research and development expenses increased by $11.0 million, or 52.0%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This increase was primarily due to an increase of $9.6 million in personnel costs as a result of increased headcount, including $3.1 million of stock-based compensation expense, as well as other internal and external product development activities.

General and administrative

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
General and administrative	$34,211	$5,157	$29,054	563.4%

General and administrative expenses increased by $29.1 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This increase was primarily due to an increase of $16.3 million in personnel costs as a result of increased headcount, including $12.8 million of stock-based compensation expense associated with investments to scale up our administrative and executive functions. In addition to personnel costs, the increase was primarily due to an increase of $8.8 million in consulting, legal and professional fees, including a $3.8 million payment to a third-party service provider in connection with the Closing of the Business Combination and a write off of Other assets – related party of $0.7 million in connection with the termination of the Company’s participation under the Amended and Restated Technology Services Agreement, most recently amended on November 11, 2020, by and among 4Catalyzer Corporation (“4C”), the Company and other participant companies controlled by the Rothberg family, as well as other general and administrative costs incremental to being a publicly traded company.

Sales and marketing

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Sales and marketing	$2,717	$825	$1,892	229.3%

Sales and marketing expenses increased by $1.9 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This increase was primarily due to an increase of $1.2 million in personnel costs as a result of increased headcount, including $0.4 million of stock-based compensation expense, as well as an increase in consulting costs.

Interest expense

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Interest expense	$(5)	$(5)	$-	0.0%

Interest expense on the PPP loan remained unchanged for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Dividend income

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Dividend income	$741	$95	$646	680.0%

Dividend income increased by $0.6 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 as a result of higher invested cash balances in marketable securities.

Change in fair value of warrant liabilities

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Change in fair value of warrant liabilities	$3,442	$-	$3,442	nm

Change in fair value of warrant liabilities resulted in a gain of $3.4 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The warrant liabilities were recorded as part of the Business Combination and therefore did not exist in the prior year.

Other (expense), net

	Nine Months Ended September 30,		Change
(in thousands, except for % changes)	2021	2020	Amount	%
Other (expense), net	$(627)	$(2)	$(625)	31250.0%

Other (expense), net increased by $0.6 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 primarily as a result of unrealized losses on cash invested in marketable securities.

Non-GAAP Financial Measures

We present non-GAAP financial measures in order to assist readers of our condensed consolidated financial statements in understanding the core operating results that our management uses to evaluate the business and for financial planning purposes. Our non-GAAP financial measure, Adjusted EBITDA, provides an additional tool for investors to use in comparing our financial performance over multiple periods.

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Adjusted EBITDA facilitates internal comparisons of our operating performance on a more consistent basis. We use this performance measure for business planning purposes and forecasting. We believe that Adjusted EBITDA enhances an investor’s understanding of our financial performance as it is useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.

Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate this measure in the same manner. Adjusted EBITDA is not prepared in accordance with U.S. GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures prepared in accordance with U.S. GAAP, including net loss.

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss adjusted to exclude interest expense, dividend income, change in fair value of warrant liabilities, other expense, net, stock-based compensation expense, depreciation and amortization, and other non-recurring items. The other non-recurring items include costs related to discretionary transaction bonuses and other costs incurred with the Closing of the Business Combination.

The following table reconciles Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2021	2020	2021	2020
Net loss	$(18,091)	$(8,557)	$(65,567)	$(27,068)
Interest expense	-	4	5	5
Dividend income	(739)	(2)	(741)	(95)
Change in fair value of warrant liabilities	(6,975)	-	(3,442)	-
Other expense, net	630	3	627	2
Stock-based compensation expense	7,396	493	17,840	1,601
Depreciation	264	222	712	676
Transaction related costs	-	-	7,383	-
Adjusted EBITDA	$(17,515)	$(7,837)	$(43,183)	$(24,879)

Liquidity and Capital Resources

Since our inception, we have generated no revenue and have funded our operations primarily with proceeds from the issuance of equity to private investors. In addition, on June 10, 2021, we completed the Business Combination, and as a result we received proceeds of approximately $511.2 million on the day of the close. Our primary uses of liquidity have been operating expenses and capital expenditures. Cash flow from operations have been historically negative as we continue to invest in the development of our technology in next generation protein sequencing. We expect to incur negative operating cash flows on an annual basis for the foreseeable future until such time that we can successfully commercialize our products that are currently under development. However, we can provide no assurance that such products will be successfully developed and commercialized in the future.

We expect that the funds raised in connection with the Business Combination will be sufficient to meet our liquidity, capital expenditure, and anticipated working capital requirements and fund our operations for at least the next 12 months. We expect to use the funds raised in connection with the Business Combination to further invest in the research and development of our products, for other operating expenses, business acquisitions and for working capital and general corporate purposes.

As of September 30, 2021, we had cash and cash equivalents and investments in marketable securities totaling $500.2 million. Our future capital requirements may vary from those currently planned and will depend on various factors including the timing of product commercialization.

We expect to commercialize our products in 2022. During the ramp up to commercialization, the business will require an accelerated amount of spending to enhance the sales and marketing teams, continue to drive development, and build inventory. Other factors that could accelerate cash needs include: (i) delays in achieving scientific and technical milestones; (ii) unforeseen capital expenditures and fabrication costs related to commercialization; (iii) changes we may make in our business or commercialization strategy; (iv) the impact of the COVID-19 pandemic; (v) costs of running a public company; and (vi) other items affecting our forecasted level of expenditures and use of cash resources including potential acquisitions.

In the future, we may be unable to obtain any required additional financing on terms favorable to us, if at all.  If adequate funds are not available to us on acceptable terms or otherwise, we may be unable to successfully develop or enhance products and services, respond to competitive pressure or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
(in thousands)	2021	2020
Net cash (used in) provided by:
Net cash used in operating activities	$(49,751)	$(24,304)
Net cash used in investing activities	(440,456)	(432)
Net cash provided by financing activities	515,400	12,039
Net increase (decrease) in cash and cash equivalents	$25,193	$(12,697)

Net cash used in operating activities

The net cash used in operating activities represents the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by financing activities will continue to be our primary source of funds to support operating needs and capital expenditures for the foreseeable future.

The net cash used in operating activities of $49.8 million for the nine months ended September 30, 2021 was due primarily to a net loss of $65.6 million and a change in fair value of warrant liabilities of $3.4 million, partially offset by stock-based compensation expense of $17.8 million.

The net cash used in operating activities of $24.3 million for the nine months ended September 30, 2020 was due primarily to a net loss of $27.1 million, partially offset by stock-based compensation expense of $1.6 million.

Net cash used in investing activities

The net cash used in investing activities of $440.5 million in the nine months ended September 30, 2021 was due to purchases of marketable securities of $438.1 million and property and equipment of $2.4 million.

The net cash used in investing activities of $0.4 million in the nine months ended September 30, 2020 was due to purchases of property and equipment.

Net cash provided by financing activities

The net cash provided by financing activities of $515.4 million in the nine months ended September 30, 2021 was primarily from $512.8 million from proceeds from the Business Combination and $4.4 million from proceeds from exercise of stock options, partially offset by a $1.7 million payment of notes payable.

The net cash provided by financing activities of $12.0 million in the nine months ended September 30, 2020 was primarily from $10.3 million from proceeds from issuance of Series E convertible preferred stock and $1.7 million from proceeds from notes payable.

Contractual Obligations

We had no material contractual obligations as of September 30, 2021 except the lease agreement entered into in San Diego, California in June 2021.

As of September 30, 2021, our contractual obligations were as follows:

(in thousands)	Total	<1 year	1-3 years	3-5 years	>5 years
Operating lease	$9,217	$1,087	$2,948	$3,127	$2,055

Licenses related to certain intellectual property

We license certain intellectual property, some of which may be utilized in our current or future product offerings. To preserve the right to use such intellectual property, there are minimum annual fixed royalty payments of approximately $0.2 million. Once we commercialize and begin to generate revenue, there will be royalties based on the current anticipated utilization.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Except as described in Note 2 “Summary of Significant Accounting Policies – Recently Issued Accounting Pronouncements”, to our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates disclosed in our proxy statement/prospectus filed with the SEC on May 14, 2021.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 “Summary of Significant Accounting Policies – Recently Issued Accounting Pronouncements” in our condensed consolidated financial statements contained in this Quarterly Report on Form 10-Q.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained in this report may be different than the information you receive from other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

However, based on the market value of our common stock held by non-affiliates as of June 30, 2021, we expect to become a large-accelerated filer and thus cease to be an emerging growth company on December 31, 2021. At that time, we will be required to adopt new or revised accounting standards as required by public companies, including those standards which we had previously deferred pursuant to the JOBS Act. Additionally, we will no longer be able to take advantage of the reduced regulatory and reporting requirements of emerging growth companies described above.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate fluctuations.

Interest rate risk

Our cash and cash equivalents, and marketable securities are comprised primarily of cash and investments in mutual funds. The primary objective of our investments is the preservation of capital to fulfill liquidity needs. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not expect cash flows to be affected to any significant degree by a sudden change in market interest rates.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that, solely due to (i) the Company’s restatement of its financial statements to reclassify the Company’s warrants as described below and in Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 10, 2021 and (ii) the other material weakness described below that we are in the process of remediating, our disclosure controls and procedures were not effective as of September 30, 2021.

Material Weakness in Internal Control over Financial Reporting

We have identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with Legacy Quantum-Si’s financial statement close process for the years ended December 31, 2020 and 2019, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. Legacy Quantum-Si outsourced its accounting and financial reporting to a third-party service provider, and therefore as of and for the years ended December 31, 2020 and 2019, did not have its own finance function or finance or accounting professionals that had the requisite experience or were in a position to appropriately perform the supervision and review of the information received from that third-party service provider.

In addition, as previously disclosed in our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2020, we identified a material weakness in our internal control over financial reporting related to inaccurate accounting for the Public Warrants and Private Warrants issued in connection with our initial public offering. Management identified this error when the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) dated April 12, 2021 (the “SEC Statement”). The SEC Statement addresses certain accounting and reporting considerations related to warrants of a kind similar to those we issued in connection with our initial public offering in September 2020. This control deficiency resulted in the Company having to restate its audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2020 and if not remediated, could result in a material misstatement to future annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

During the three months ended September 30, 2021, we identified a presentation error of the basic and diluted net loss per share calculation including the weighted-average common stock for the three and six months ended June 30, 2021, which was provided by a third-party service provider. This presentation error was due to the material weakness in our ability to appropriately perform the supervision and review of the information received from the third-party service provider as discussed above.

Notwithstanding these material weaknesses, management has concluded that our unaudited financial statements included in this Quarterly Report on Form 10-Q are fairly stated in all material respects in accordance with U.S. GAAP for each of the periods presented therein.

Plan for Remediation of the Material Weakness in Internal Control over Financial Reporting

In response to these material weaknesses, our management has expended, and will continue to expend, a substantial amount of effort and resources for the remediation and improvement of our internal control over financial reporting. Our management developed a remediation plan, which includes the hiring of additional accounting and finance personnel with technical public company accounting and financial reporting experience who can perform adequate supervision and review of information received from outsourced third-party service providers.  Our plan also includes acquiring enhanced access to accounting literature, research materials and increased communication among our personnel and outsourced third-party professionals with whom we may consult regarding the application of complex accounting transactions. Our remediation plan can only be accomplished over time and will be continually reviewed to determine that it is achieving its objectives. This is no assurance that these initiatives will ultimately have the intended effects. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded through testing that these controls are effective.

Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

PART II - OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

We are not currently a party to any material legal proceedings.

ITEM 1A.	RISK FACTORS.

Our business, results of operations and financial condition are subject to various risks and uncertainties including the risk factors described under the caption “Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 16, 2021, and there have been no material changes to the risk factors described therein or in any of our subsequently filed reports.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Unregistered Sales of Equity Securities

Not applicable.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended September 30, 2021.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4.	MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.	OTHER INFORMATION.

On November 9, 2021, our Board of Directors approved an adjustment to the bonus opportunity for John Stark, our Chief Executive Officer, such that, with respect to Mr. Stark’s bonus for 2022 performance rather than his bonus for 2021 performance, any bonus determined by the Board of Directors based upon the achievement of corporate and/or individual performance goals as determined by the Board of Directors or Compensation Committee of the Board of Directors will be payable only upon us achieving commercial revenue in excess of $20.0 million, contingent upon Mr. Stark’s employment through the scheduled date of payment of such bonus. Any bonus for 2021 performance will be based upon the achievement of corporate and/or individual performance goals as determined by the Board of Directors or Compensation Committee of the Board of Directors and will be paid in March 2022.

ITEM 6.	EXHIBITS

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
10.1	Technology and Services Exchange Agreement, dated as of February 17, 2021, by and among Q-SI Operations Inc. (formerly Quantum-Si Incorporated) and the participants named therein	X

10.2	Binders Collaboration Agreement, dated as of September 20, 2021, by and between Quantum-Si Incorporated and Protein Evolution, Inc.	X

10.3+	Form of Restricted Stock Unit Agreement under 2021 Equity Incentive Plan		Form S-8 (Exhibit 99.3)	9/2/2021	333-259271

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

32*	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	X

101.SCH	Inline XBRL Taxonomy Extension Schema Document	X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

+ Management contract or compensatory plan or arrangement.

* The certifications attached as Exhibit 32 that accompany this Quarterly Report on Form 10-Q are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Quantum-Si Incorporated under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of such Form 10-Q), irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QUANTUM-SI INCORPORATED

Date: November 12, 2021	By:	/s/ John Stark
John Stark
Chief Executive Officer

Date: November 12, 2021	By:	/s/ Claudia Drayton
Claudia Drayton
Chief Financial Officer

Exhibit 10.1

TECHNOLOGY AND SERVICES EXCHANGE AGREEMENT

THIS TECHNOLOGY AND SERVICES EXCHANGE AGREEMENT (this “Agreement”) is dated February 17, 2021, is effective as of the Effective Time (defined below) and is entered into by and among Quantum-Si Incorporated (“Quantum-Si”) and each entity set forth on the signature pages hereto (each such entity is a “Participant”), and any additional entities that become Participants in accordance with Section 5.

1.	DEFINITIONS

“Confidential Information” means information, ideas, data or know-how, whether provided in written, oral, visual or other form, and whether provided affirmatively by one party to another pursuant to this Agreement, or indirectly through access to facilities, equipment or materials shared by the parties.  Confidential Information shall not include any such information, idea, data or know-how that (i) is already known to the receiving party (other than under an obligation of confidentiality) at the time of disclosure, (ii) is or becomes generally available to the public other than through any act or omission of the receiving party, (iii) is disclosed to the receiving party by a third party who had no separate nondisclosure obligation in respect of such information, idea, data or know-how, or (iv) is independently discovered or developed by or on behalf of the receiving party without use of the Confidential Information of the disclosing party.

“Effective Time” means the effective time of any merger in which Quantum-Si is a constituent party, and the other party to such merger is either (i) a corporate entity, the securities of which are listed on a public exchange or (ii) a direct or indirect parent company or subsidiary of a corporate entity, the securities of which are listed on a public exchange.

“Non-Core Technologies” means, with respect to Quantum-Si or a Participant, any technology, information or equipment owned or otherwise controlled by Quantum-Si or such Participant, respectively, that are not specifically related to the core business area of Quantum-Si or such Participant, respectively.  Non-Core Technologies may include, without limitation, software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists.

2.	NON-CORE TECHNOLOGY SHARE

2.1          Any Participant may, in its sole discretion, permit Quantum-Si to use such Participant’s Non-Core Technologies as set forth in a written work order entered into by and between Quantum-Si and such Participant pursuant to (and subject to) this Agreement, that describes at least (i) the Non-Core Technologies permitted to be used, (ii) the terms of such use and restrictions with respect to such use, (iii) any fees or other compensation payable for such use, which shall be fair market value, (iv) payment terms, and (iv) such other terms as the two parties may agree (each a “Technology Work Order”).  Quantum-Si may, in its sole discretion, permit a Participant to use Quantum-Si’s Non-Core Technologies as set forth in a Technology Work Order entered into by and between Quantum-Si and such Participant.  Each Technology Work Order is subject to and governed by the terms of this Agreement. In the event of a conflict between the terms of a Technology Work Order and the terms of this Agreement, the terms of this Agreement shall take precedence.

2.2          Each party will use no less than reasonable care in its use of the other party’s shared Non-Core Technologies, and, subject to the terms of the applicable Technology Work Order and this Agreement, shall not share such Non-Core Technologies with any other party or any third party (except for consultants and contractors for use on such party’s behalf).  In addition, each party may allow third parties to use the other party’s Non-Core Technologies subject to the terms of the applicable Technology Work Order, but in any case only in the same manner such party is allowed to use the same under the applicable Technology Work Order to the extent such technologies are embedded in or required for the use by such third parties of such party’s own products or services.

2.3          For avoidance of doubt, as among the parties and any third party receiving the shared Non-Core Technology directly or indirectly from a receiving party, ownership of Non-Core Technologies (and all intellectual property rights therein) shall remain with the party that originally shared such Non-Core Technologies.

3.	SHARED SERVICES

3.1          Subject to the terms of this Agreement, Quantum-Si may, in its sole discretion, permit a Participant to engage the personnel of Quantum-Si, and any Participant may, in its sole discretion, permit Quantum-Si to engage the personnel of such Participant, in either case to perform professional, technical or consulting services for such party as shall be set forth in a written work order entered into by and between Quantum-Si and such Participant pursuant to (and referring to) this Agreement that, at least, identifies and describes (i) the personnel to perform the services, (ii) the services to be provided, (iii) the fees or other compensation payable for such services, which shall be fair market value, (iv) payment terms, and (v) such other terms as the two parties may agree  (each a “Services Work Order”).  Notwithstanding anything to the contrary in this Agreement or in any Service Work Order or Technology Work Order, no personnel engaged under this Agreement may solicit, perform, or provide, or attempt to perform or provide any services that compete directly or indirectly with the core business area of the Originating Participant.  Each Services Work Order is subject to and governed by the terms of this Agreement. In the event of a conflict between the terms of a Services Work Order and the terms of this Agreement, the terms of this Agreement shall take precedence.

3.2          Subject to Section 3.1, unless otherwise agreed to by Quantum-Si and the Participant in the Services Work Order, all rights, title and interest in and to any inventions, works-of-authorship, idea, data or know-how invented, made, created or developed by the personnel (employees, contractors or consultants) of the party in the course of conducting services for the other party pursuant to a Services Work Order (the “Recipient Participant”) shall be owned by the Recipient Participant (“Created IP”).  Each Originating Participant (defined below) hereby makes any assignments necessary to accomplish the foregoing ownership provision, and agrees to execute any documents reasonably requested by the Recipient Participant to further effect or provide evidence of such assignment.  Each party agrees that it has and will have appropriate agreements with all of its personnel to fully effect the provisions of this Section 3.2. Unless otherwise agreed to by Quantum-Si and the Participant in the Services Work Order, each Recipient Participant hereby grants to the party that had its personnel provide the services that resulted in the creation of the Created IP (the “Originating Participant”) a royalty-free, perpetual, limited, worldwide, non-exclusive, sublicensable (and with respect to software, sublicensable in object code only) license to utilize the Created IP only in the core business field of the Originating Participant, including the license to create and use derivative works based on the Created IP in the Originating Participant’s core business field, subject to any restrictions as may be set forth in this Agreement and the applicable Services Work Order. Notwithstanding the foregoing, Quantum-Si and each Participant agree that no Recipient Participant will use Created IP to compete directly or indirectly in the core business area of the Originating Participant.

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3.3          Each party agrees that all of its personnel who conduct any services hereunder for a Recipient Participant may be required by the Recipient Participant to enter into a consulting agreement, a nondisclosure agreement, a non-solicitation agreement and/or a noncompetition agreement with the Recipient Participant with respect to the core business field of the Recipient Participant, as reasonably determined by the Recipient Participant.  In the event that the obligations of each such personnel under this Agreement conflict with the obligations of such personnel under such consulting agreement and/or noncompetition agreement, as the case may be, the obligations of such personnel under this Agreement shall take precedence.  Notwithstanding the foregoing, unless expressly permitted under this Agreement, if any obligations of such personnel under any such consulting agreement, non-disclosure agreement and/or noncompetition agreement conflict with the obligations of such personnel’s employment agreement, the obligations of such employment agreement shall take precedence.

4.	CONFIDENTIAL INFORMATION

4.1          Each of the parties recognizes that the Confidential Information of each other party constitutes highly valuable and proprietary confidential information.  Each party agrees that it will keep confidential, and will cause its employees, consultants, designees and affiliates to keep confidential, all Confidential Information of the other parties during the term of this Agreement and for a period of ten (10) years thereafter.  Each party shall use Confidential Information of the other parties only to conduct its business.  Each party will disclose Confidential Information of another party only to its employees, consultants, designees and affiliates on a “need-to-know” basis.  Such disclosures shall only be made to the extent any such persons receiving the other party’s Confidential Information are bound by written confidentiality obligations to maintain the confidentiality thereof and not to use such Confidential Information except as permitted by this Agreement.  Without limiting the foregoing, each party may disclose information to the extent such disclosure is reasonably necessary to comply with applicable laws, regulations or court orders.  Each party shall take such action to preserve the confidentiality of the other parties’ Confidential Information as it would customarily take to preserve the confidentiality of its own Confidential Information, using, in all such circumstances, not less than reasonable care.  Each party, upon the request of the other party but subject to such requested party’s rights under Section 7.3 will return all the Confidential Information disclosed or transferred to it by the other party pursuant to this Agreement within sixty (60) days of such request or, if earlier, the termination or expiration of this Agreement.  Each party, as receiving party, will comply with any and all third party restrictions placed on the disclosing party of which it was made aware by the disclosing party with respect to the use or disclosure of Confidential Information of the disclosing party.

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5.	ADDITIONAL PARTICIPANTS.

5.1          Additional entities may be added as Participants to this Agreement by executing and delivering additional joinder counterpart signature pages to this Agreement signed by such new Participant and by Quantum-Si, and such entity shall be deemed a “Participant” for all purposes hereunder.  No action or consent by the other Participants shall be required for such joinder to this Agreement by such additional Participant.

5.2          Quantum-Si shall not permit any entity to become a Participant if any material portion of such new entity’s business directly overlaps with the core business field of an existing Participant, unless such existing Participant consents to such addition.

6.	DISCLAIMER; NON-RELIANCE.

6.1          EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NONE OF THE PARTIES MAKE ANY WARRANTIES TO ANY OF THE OTHER PARTIES WITH RESPECT TO THE SERVICES, TECHNOLOGIES OR INFORMATION PROVIDED OR SHARED UNDER THIS AGREEMENT, EITHER EXPRESS OR IMPLIED, AND THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. EACH PARTY HEREBY CONFIRMS THAT IN ENTERING INTO THIS AGREEMENT OR RECEIVING ANY SERVICES OR INFORMATION HEREUNDER, IT DID NOT RELY AND DOES NOT RELY ON ANY INFORMATION, REPRESENTATION OR WARRANTY OF ANY KIND NOT SPECIFICALLY MADE IN THIS AGREEMENT.

7.	TERM AND TERMINATION

7.1          Term; Expiration. Unless terminated earlier as permitted herein, the term of this Agreement commences upon the Effective Time and expires on the fifth (5th) anniversary thereof, and thereafter shall automatically be extended for up to five (5) additional and consecutive one-year renewal terms.  For the avoidance of doubt, this Agreement shall not be effective if the Effective Time does not occur.

7.2          Termination.  Each Participant may terminate this Agreement with respect to its involvement as a Participant by providing written notice of such termination to Quantum-Si at least 30 days prior to the date of termination.  Quantum-Si may terminate this Agreement for any reason or no reason by providing written notice of such termination to the other Participants at least 30 days prior to the date of termination.

7.3          Survival. Remedies for breach, rights to accrued payments and Sections 2.2, 2.3, 3.2, 4, 6, 7.3 and 8 shall survive any termination or expiration of this Agreement.  For avoidance of doubt, upon termination or expiration of this Agreement with respect to Quantum-Si and a Participant, (i) unless set forth otherwise in a Technology Work Order, Quantum-Si or such Participant, as applicable, shall continue to have the right to utilize the Non-Core Technologies that were shared with it prior to such termination or expiration date and (ii) the license to Created IP shall survive termination.

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8.	MISCELLANEOUS

8.1          Limitation of Liability.  In no event shall any party be liable to any other party for any indirect incidental, punitive, special or consequential damages arising out of or relating to this Agreement, whether in contract, tort or otherwise, even if such party has been advised of such damages.  The aggregate and cumulative liability of each party to each other party for all damages arising out of or relating to this Agreement shall in no event exceed the amounts paid and payable by such party to such other party under the Technology Work Order or Service Work Order (as applicable) under which the liability arose.  Damages caused by a party’s breach of Section 4 or its violation of applicable laws are not limited by this Section 8.1.

8.2          Governing Law/Venue. The construction, validity, performance and effect of this Agreement will be governed by the laws of the State of Connecticut, without regard to provisions relating to conflicts of laws. Any controversy, dispute or claim arising out of, related to or in connection with this Agreement shall be submitted for resolution to the exclusive jurisdiction of the United States District Court for the District of Connecticut sitting in New Haven County, or if that court is unable to exercise jurisdiction for any reason, the Connecticut State Courts sitting in New Haven County. Each party hereby consents to the exclusive jurisdiction of the United States District Court for the District of Connecticut and the Connecticut state courts sitting in New Haven County.  Accordingly, with respect to any such court action, each party:  (A) submits to the personal jurisdiction of these courts; (B) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process; and (C) waives any objection to jurisdiction based on improper venue, improper jurisdiction, inconvenient forum, violation of public policy or any other basis. Each party expressly acknowledge that any breach or threatened breach of any of the terms and/or conditions set forth in Section 3.2 or 4 of this Agreement will result in substantial, continuing and irreparable injury to the non-breaching party.  Therefore, in addition to any other relief to which the non-breaching party may be entitled, each party hereby agrees that the non-breaching party shall be entitled to temporary, preliminary and permanent injunctive or other equitable relief in the event of any such breach or threatened breach, without the need to post any bond.

8.3          Assignment. Except as specifically permitted hereunder, neither this Agreement nor any right or obligation hereunder may be assigned, delegated or otherwise transferred, in whole or part, by a party without the prior express written consent of the other parties.  Each party may assign this Agreement in its entirety in connection with the sale of all or substantially all of its assets or business to which this Agreement relates or pursuant to a similar change of control or by operation of law.  This Agreement binds the parties’ successors and permitted assigns.

8.4          Force Majeure.  No party shall be deemed to be in breach of this Agreement, or otherwise be liable to any other party, by reason of any delay in performance, or non-performance, of any of its obligations pursuant to this Agreement to the extent that such delay or non-performance is due in whole or in part to any act, event, omission or accident beyond the reasonable control of that party, including, without limitation, any act of God or nature (including flood, earthquake, volcanic activity or other natural disaster), extreme adverse weather conditions, pandemic or epidemic (whether or not declared by a governmental entity), sabotage, fire, explosion, war, riot, act of terrorism and embargo.

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8.5          Severability.  If any provision(s) of this Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under then current applicable law from time to time in effect during the term hereof, it is the intention of the parties that such provision(s) be deemed to be severed from this Agreement and the remainder of this Agreement shall not be affected thereby.

8.6          Status.  Nothing in this Agreement is intended or shall be deemed to constitute a partner, agency, employer-employee, or joint venture relationship among the parties. Each party renders services under a Services Work Order as an independent contractor and not as an employee of any other party.

8.7          Further Assurances.  Each party agrees to execute, acknowledge and deliver such further instructions, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

8.8          Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.9          Entire Agreement.  This Agreement and each Technology Work Order and Services Work Order sets forth the entire agreement between and among the parties and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any party or any of the parties’ agents, with respect to the subject matter hereof.  For the avoidance of doubt, the terms of that certain Amended and Restated Technology Services Agreement dated November 11, 2020, entered into by and among Quantum-Si, 4Catalyzer Corporation and certain other Participants does not cover the subject matter of this Agreement and is not affected by this Agreement.

8.10          Miscellaneous.  No provision of this Agreement may be waived, amended, modified or discharged unless the parties agree to the waiver, amendment, modification or discharge in writing.  No waiver by either party at any time of any breach by the other party of any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  All descriptive headings in this Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Agreement.  All notices required hereunder shall be in writing and shall be sent by (a) U.S. mail (first class), or (b) nationally recognized courier service (e.g., DHL, Federal Express), with all postage or delivery charges prepaid, and shall be addressed to the parties at their principal place of business and send to the attention of “Legal Department”, or such other address and person as may be furnished by notice in the manner set forth herein.

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IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

QUANTUM-SI INCORPORATED
PARTICIPANT

By:	/s/ Jonathan M. Rothberg, Ph.D
Name:	Jonathan M. Rothberg, Ph.D.
Title:	Executive Chairman

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

AI THERAPEUTICS, INC.
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

HYPERFINE RESEARCH, INC.
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

4BIONICS LLC
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

TESSERACT HEALTH, INC.
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

LIMINAL SCIENCES, INC.
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the Effective Time.

DETECT, INC.
PARTICIPANT

By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

[Signature Page to Technology and Services Exchange Agreement]

Joinder for additional Participants
To Amended and Restated Technology and Services Agreement

The Joining Party below hereby acknowledges, agrees and confirms that, by its execution below, the Joining Party shall, as of the date hereof, be a party to and “Participant” under the Technology and Services Exchange Agreement dated February 17, 2021 and effective as of the Effective Time (as defined therein), and agrees to be bound by all of the terms, provisions and conditions contained in such Technology and Services Exchange Agreement.

Date: August 11, 2021

JOINING PARTY/ PARTICIPANT

Joining Party: Protein Evolution, Inc.
By:	/s/ Alexander Magary
Name:	Alexander Magary
Title:	Assistant Secretary

QUANTUM-SI INCORPORATED

By:	/s/ Christian LaPointe, Ph.D.
Name:	Christian LaPointe, Ph.D.
Title:	General Counsel and Corporate Secretary

Joinder for additional Participants
To Technology and Services Exchange Agreement

The Joining Party below hereby acknowledges, agrees and confirms that, by its execution below, the Joining Party shall, as of the date hereof, be a party to and “Participant” under the Technology and Services Exchange Agreement dated as of __________, 2021 and effective as of the Effective Time (as defined therein), and agrees to be bound by all of the terms, provisions and conditions contained in such Technology and Services Exchange Agreement.

Date: _______ _______

JOINING PARTY/ PARTICIPANT

Joining Party:

By:

Name:

Title:

QUANTUM-SI INCORPORATED

By:
Name:
Title:

Exhibit 10.2

Services Work Order No. 1

Binders Collaboration

Date:  September 20, 2021

This Services Work Order (“Work Order”) is made pursuant to, and is governed by, the Technology and Services Exchange Agreement (“TSEA”) between Quantum-Si Incorporated (“Q-Si”) and Protein Evolution, Inc. (“PEI”), joined by PEI on August 11, 2021 and made effective as of the Effective Time (as defined in the TSEA).  As used herein, a “Party” means Q-Si or PEI, and the “Parties” means Q-Si and PEI.  This Work Order is made effective on the last date of signature below, having been signed by both Parties.

I.	Overview of Work Order

The objective of the Work Order is to develop technology and methods in the field of nanobodies and potentially other binders to produce novel biological reagents and data relating thereto (as more specifically defined in the Work Plan, the “Reagents”) useful to Q-Si and PEI in their respective core business areas.  PEI will provide research and development services (the “Services”) and (i) deliver all Reagents and (ii) disclose all other biological materials, data, written materials, methods, processes, technologies and other results of the Services (the “Process Results,” and collectively with the Reagents, the “Results”) to Q-Si.  The Services will be described in a Work Plan that is approved by both parties.  The parties intend that substantial parts of the Services will be subcontracted by PEI to two academic institutions, the University of Wollongong (“UOW”) and the École Supérieure de Physique et de Chimie Industrielles de la Ville de Paris (“ESPCI”).  PEI may propose additional subcontractors or collaborators as described in Section III below.

II.	Work Plan and Budget

The Parties will cooperate to develop a mutually acceptable, reasonably detailed description of the research and development activities, timelines, responsibilities, and deliverables (the “Work Plan”).  The Work Plan will include a detailed budget that includes FTEs, materials and any other significant expenditures, all of which shall be charged at cost except as otherwise expressly agreed (the “Budget”).  The Services will be performed over a 24 month period, subject to extensions as may be agreed by the Parties.  PEI will provide Q-Si monthly written updates with respect to progress under the Work Plan and expenditures against the Budget and quarterly advances described below.  Expenditures against quarterly advances will be accompanied by supporting documentation as reasonably requested by QSI.  The Work Plan will specify the content of the updates in more detail.

Q-Si will pay PEI for the Services in accordance with the Budget in an amount not to exceed thirteen million five hundred thousand dollars ($13,500,000), unless otherwise agreed by Q-Si in its sole discretion.  PEI will invoice Q-Si quarterly in advance for the Services.  Only specific costs or fees in of PEI’s invoices accompanied by supporting documentation, as reasonably requested by Q-Si, shall be paid.  Q-Si will have the right to conduct annual audits of PEI’s expenditures in connection with the Services and the invoices issued by PEI to Q-Si.

III.	Sponsored Research Agreements

PEI may enter into sponsored research agreements with ESPCI and UOW, and other third parties that are acceptable to Q-Si (acting reasonably), to perform designated part of the Services under the Work Plan, provided that Q-Si has reviewed and approved the sponsored research agreements prior to execution.  ESPCI and UOW each may assign up to 7 researchers to the Work Plan.  PEI will be responsible for providing 20% of the sponsored research funding from sources other than Q-SI’s $13,500,000 contribution to the Budget.  Q-Si will be responsible for providing 80% of the sponsored research funding, which will count against Q-Si’s $13,500,000 contribution to the Budget.

IV.	Results and intellectual property rights

A.	Definitions

“Process Results,” “Reagents” and “Results” are defined above in Section I.

“Competitive Platform” means any device, software or service that competes with, or that is substantially similar to, any Q-Si Platform.

“PEI Field” means the field of protein and/or molecule design, evolution, discovery, application, and/or characterization, including, but not limited to, for therapeutics, diagnostics, agriculture, and/or industrial purposes.

“Process Results Collaboration Patent Rights” shall mean any patents and patent applications claiming the Process Results (or any portion thereof) and/or disclosing any data within the Process Results, and any divisional, continuation, continuation-in-part, reissue, reexamination, confirmation, revalidation, registration, patent of addition, renewal, extension or substitute thereof, or any patent issuing therefrom or any supplementary protection certificates related thereto, in every jurisdiction throughout the world.

“Q-Si Customer Product” means any diagnostic, prognostic, therapeutic or other product that is initially discovered or developed by a Q-Si customer with the use of a Q-Si Platform.

“Q-Si Field” means all fields other than the PEI Field.

“Q-Si Platforms” means Q-Si’s technology platforms, including devices, software and services, in existence as of the Effective Date or developed in the future by or on behalf of Q-Si.  The Q-Si Platform as of the Effective Date includes the platform known as Platinum, Carbon and Cloud, which is a protein sequencing and analysis platform with the following features:

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•	time domain sequencing
•	single molecule resolution
•	application agnostic

and with known applications in the areas of:

•	Proteomics
•	Single cell
•	Transcriptomics
•	Genomics
•	Metabolomics
•	Drug testing and screening
•	Diagnostics

“Reagents Collaboration Patent Rights” shall mean any patents and patent applications claiming the Reagents and/or disclosing any data within the Results relating to the Reagents, and any divisional, continuation, continuation-in-part, reissue, reexamination, confirmation, revalidation, registration, patent of addition, renewal, extension or substitute thereof, or any patent issuing therefrom or any supplementary protection certificates related thereto, in every jurisdiction throughout the world.

B.	Ownership of Results

The parties agree that, notwithstanding Section 3.2 of the TSEA, Q-Si will own all rights, including intellectual property rights, in and to the Reagents, and PEI will own all rights, including intellectual property rights, in and to the Process Results.

C.	Patent Prosecution, Maintenance and Enforcement

1.	The Reagents Collaboration Patent Rights

Q-Si will have sole control over patent prosecution and sole rights to enforce any patents directed to the Reagents, at its own expense.  To the extent reasonably possible in light of filing deadlines, Q-Si will provide PEI with advance copies of any draft patent applications directed to the Reagents and responses to office actions or similar communications, and Q-Si will reasonably consider PEI’s comments.  Q-Si shall have the right to retain all proceeds of any enforcement of the Reagents, including any damages awards and settlements.  PEI will cooperate with Q-Si, including executing documents and joining any enforcement or patent defense proceedings where required for standing or otherwise deemed advisable by Q-Si, and Q-Si will reimburse PEI for its reasonable, documented out-of-pocket expenses incurred as a result of such cooperation.

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2.	The Process Results Collaboration Patent Rights

PEI will have sole control over patent prosecution and sole rights to enforce any patents directed to the Process Results, at its own expense.  To the extent reasonably possible in light of filing deadlines, PEI will provide Q-Si with advance copies of any draft patent applications directed to the Process Results and responses to office actions or similar communications, and PEI will reasonably consider Q-Si’s comments.  PEI shall have the right to retain all proceeds of any enforcement of the Process Results, including any damages awards and settlements.  Q-Si will cooperate with PEI, including executing documents and joining any enforcement or patent defense proceedings where required for standing or otherwise deemed advisable by PEI, and PEI will reimburse Q-Si for its reasonable, documented out-of-pocket expenses incurred as a result of such cooperation.

The Parties agree that the license granted to the Originating Party in Section 3.2 of the TSEA does not apply to the Reagents or Process Results under this Work Order.

D.	Licenses

PEI hereby grants Q-Si a royalty-free, fully-paid up, perpetual, worldwide, non-exclusive, sublicensable license under the PEI’s rights in the Process Results, including under any Process Result Collaboration Patents, to make, have made, use, have used, import, have imported, export, have exported, sell, offer for sale and have sold products and services, and to copy, create derivative works from and otherwise exploit the Process Results in the Q-Si Field.  In consideration of Q-Si’s contribution to the Budget, PEI covenants that it and its successors will not grant a license under PEI’s rights in the Process Results, including under any Process Result Collaboration Patents, to any entity that is developing or commercializing a Competitive Platform.

PEI hereby grants Q-Si a royalty-free, fully-paid up, perpetual, worldwide, non-exclusive, sublicensable license under PEI’s rights in the Process Results, including under any Process Result Collaboration Patents, to make, have made, use, have used, import, have imported, export, have exported, sell, offer for sale and have sold the Q-Si Platforms and Q-Si Customer Products.

Q-Si hereby grants PEI a royalty-free, fully-paid up, perpetual, worldwide, co-exclusive, sublicensable license under the rights in the Reagents, including under any Reagents Collaboration Patents, to make, have made, use, have used, import, have imported, export, have exported, sell, offer for sale and have sold products and services, and to copy, create derivative works from and otherwise exploit the Process Results in the PEI Field.  “Co-exclusive” means that Q-Si retains the rights to use the Reagents in the PEI Field in connection with the Q-Si Platforms, but other than licenses with respect to Q-Si Customer Products, Q-Si will not grant any other licenses to third parties.

E.	No implied licenses

Nothing in this Work Order affects the parties’ respective rights with respect to Q-Si’s Platinum platform or any improvements thereto, which are the subject of a separate agreement between the parties.  The only rights granted by one Party to the other Party under this Work Order are the rights expressly set forth herein.  There are no implied licenses.

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V.	Termination and Winding Down

This Work Order will continue until Reagents are produced to Q-Si’s satisfaction, or one Party terminates the Work Order by giving 180 days’ written termination notice.  Upon notice of termination, PEI will initiate an orderly wind-down of activities, including under any sponsored research agreements.  Unless otherwise agreed by Q-SI, the sponsored research agreements will not include any pre-payments for periods exceeding 180 days, and will permit termination for convenience by PEI upon (at most) 180 days’ notice.

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Accepted and agreed by the Parties by their duly authorized representatives:

QUANTUM-SI INCORPORATED		PROTEIN EVOLUTION, INC.

By:	/s/ Christian LaPointe	By:	/s/ Alexander C. Magary

Name:	Christian LaPointe	Name:	Alexander C. Magary

Title:	General Counsel	Title:	VP, Legal & Asst. Corp. Secretary

Date:	9/20/2021	Date:	9/20/2021

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Exhibit 31.1
CERTIFICATIONS UNDER SECTION 302

I, John Stark, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Quantum-Si Incorporated;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   [omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

c)   evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2021

/s/ John Stark
John Stark
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS UNDER SECTION 302

I, Claudia Drayton, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Quantum-Si Incorporated;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   [omitted pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a)];

c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 12, 2021

/s/ Claudia Drayton
Claudia Drayton
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Quantum-Si Incorporated, a Delaware corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Quarterly Report for the quarter ended September 30, 2021 (the “Form 10-Q”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 12, 2021	/s/ John Stark
John Stark
Chief Executive Officer
(Principal Executive Officer)

Dated: November 12, 2021	/s/ Claudia Drayton
Claudia Drayton
Chief Financial Officer
(Principal Financial Officer)